NORTHERN
ORION
RESOURCES INC.

November 3, 2003

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION RESOURCES INC.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION RESOURCES INC.**

Encl.

dlw 11/7

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN ORION RESOURCES INC.

United States SEC filing
November 3, 2003

Northern Orion Resources Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Correspondence with Securities Commissions

1. Material Change Report– dated October 9, 2003

B. Press Releases

1. Northern Orion Revises Second Quarter Statements - dated October 3, 2003

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN ORION

RESOURCES INC.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, October 3, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION REVISES SECOND QUARTER STATEMENTS

Northern Orion Resources Inc. has amended its second quarter financial statements and Management Discussion and Analysis. The amendments reflect a $3.9 million decrease in the previously reported loss for the period to reflect a change in the accounting treatment of stock compensation. The amended financial statements may be viewed under the Company's profile at www.sedar.com."

"David Cohen"
David Cohen, President and CEO

-30-

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Resources Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

September 30, 2003

Item 3. **Press Release**

October 3, 2003

Item 4. **Summary of Material Change**

Northern Orion Revises Second Quarter Statements

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

October 9, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

NORTHERN ORION
RESOURCES INC.
Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, October 3, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION REVISES SECOND QUARTER STATEMENTS

Northern Orion Resources Inc. has amended its second quarter financial statements and Management Discussion and Analysis. The amendments reflect a $3.9 million decrease in the previously reported loss for the period to reflect a change in the accounting treatment of stock compensation. The amended financial statements may be viewed under the Company's profile at www.sedar.com."

"David Cohen"
David Cohen, President and CEO

-30-

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com